August 8, 2005

      Mail Stop 4561

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11/A-3
	Draft Response submitted August 2, 2005
	Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your draft filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Performance of IREIC Affiliates, beginning on page 62
1. We note your response to previous comment 1. We note from your response that only IRRETI paid advisor fees during the three year period ended December 31, 2004. We reissue the comment asking that you reflect the amounts that were deferred or forgiven for each prior program, if any, during this period.
2. We note your response to previous comment 2. Further we note your statement on page 57 that IREIC or its affiliates agreed to forego advisor fees so that distributions would not be deemed a return of capital. Please reconcile the statement that distributions were not a return of capital with the statement that distributions that exceeded IRC`s earnings and profits were classified as a non-taxable distribution representing a reduction in basis for tax purposes.
3. We note your response to previous comment 3. We note that the risk factor states that IREIC or its affiliates agreed to either forego or defer all or a portion of the advisor fee during the "early stages of their operations" Please revise to clarify the periods during which such fees were deferred or forgiven. In this connection, we note that Table II reflects that no advisor fees were paid during the three year period ended December 31, 2004 and the offerings commenced in 1987, 1988, 1994 and 1999.

Table III, Operating Results of Prior Programs, pages A-6-A-10

4. We read your response to comment 4. Please revise Table III to reflect "Cash available (deficiency) from operations" to the amount in the cash flows statement in IRRETI`s Form 10-K reported as net cash provided by operating activities rather than making adjustments in Note B. You should separately reflect appropriate adjustments such as adjustment to purchase price (investing activities) and principal payments on debt (financial activities) to arrive at "Cash available before distributions and special items." Refer to Guide 5,
Table III.

5. We note in your response to comment 4 and in IRRETI`s Form 10-K for the year ended December 31, 2004 that cash received under master lease agreements is already included in cash provided by operating activities of $185,807. Please revise your table to exclude the duplicate amount or further explain what this adjustment represents.
If, after this revision, cash available after distributions and special items is a deficit, please expand the table to provide all sources of cash to cover such deficit.

6. As it relates to your response to our prior comment 4, we are still considering your response that rental income under master leases is considered an operating activity.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)













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Brenda G. Gujral
Inland American Real Estate Trust, Inc.
August 8, 2005
Page 1